

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Warren C. Jenson
President and Chief Financial Officer
LiveRamp Holdings, Inc.
225 Bush Street, Seventeenth Floor
San Francisco, CA 94104

Re: LiveRamp Holdings, Inc.
Form 10-K for the Fiscal Year ended March 31, 2022
Filed May 24, 2022
File No. 001-38669

Dear Warren C. Jenson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page F-11

1. We note that your discussions and analyses of various operating expenses in your annual and subsequent interim reports include references to research and development expenses, sales and marketing expenses, and general and administrative expenses, each excluding stock-based compensation expense and, in the case of general and administrative expenses, also excluding certain third-party transformation costs.

   You quantify the differences in these partial measures, indicate the percentages of change compared to the preceding period, and the percentages that such partial measures represent of revenues, comparing the most recent period to the preceding period.

   We believe that you should identify these partial metrics as non-GAAP measures and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please submit the

revisions that you propose to comply with this guidance.

2. We note that concerns over bookings have been a topic for discussion during your quarterly earnings calls for the current fiscal year. For example, during your second quarter 2023 earnings call, these were prefaced by stating, "*Some investors have questioned whether our recent bookings weakness is driven by a secular shift in the marketplace or product market misalignment rather than cyclical factors and a temporary lull in sales productivity.*" However, this metric is not mentioned in your discussions and analyses of subscription revenues in your periodic reports or in earnings releases.

    As bookings appear to be an important metric to investors in assessing your performance, please expand your disclosures to clarify how this metric correlates with or relates to subscription revenues, and to address the following points, consistent with Item 303(b)(2)(i) and (ii) of Regulation S-K:

    • Describe any known trends or uncertainties in bookings that have had, or that are reasonably likely to have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

    • Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected income from continuing operations.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriquez, Staff Accountant, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Howe